

Nishchal Banskota <nbanskota@nepalteallc.com>
to Sachit ▾

Tue, May 3, 3:21 PM

Dear Sachit

I am super excited to share some amazing news today. We've finally launched our equity crowdfunding campaign via Wefunder. As you know, it has been months of planning and years of setting the right vision to be choosing this route. We're off to a great start and would love some momentum and support.

Please let me know if you'd be interested in investing. You can directly visit our campaign here and invest. Wefunder makes it super easy.

Lastly, please help us spread the word and reach people in your network whose mission might align with ours. I've put together an email template below to make it easy for you to share.

Thanks so much!

With much gratitude
-Nish

Email Template:

Hi **[Name]**

I wanted to connect you to Nish, who I've known for several years now. He's the founder of Nepal Tea Collective, a public benefit corporation that is on a mission to lift 1 million farmers in Nepal out of poverty while delivering delicious organic teas all over the world.

He's just launched his equity crowdfunding campaign via Wefunder and I thought you'd be interested.

Best,



Nishchal Banskota
Founder
Nepal Tea
p: (+1) 848-219-8946
a: Long Island City, NY USA
w: *www.nepalteallc.com*

Nepal Tea Collective is a public benefit corporation (PBC) that distributes the freshest teas directly from the farmers in Nepal to the global market.

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Nishchal (Nish) Banskota <nish@nepalteacollective.com>
to Niley

Tue, Jul 12, 7:02 PM (2 days ago)

Hi Niley,

So good to hear from you. Yes, while my brother, Nabin, knows Jay a lot better, I am getting connected to Jay through a Nepali group. I do have an updated deck (attached) and even better is our equity crowdfunding campaign that is currently private but you can access it here via this link: https://wefunder.com/nepalteacollective

The deck does not have detailed financials but I am happy to provide P&Ls and projections if you are interested.

Cheers!



Nishchal (Nish) Banskota
Founder | Nepal Tea Collective

848-219-8946 | New York, NY







Nepal Tea is growing! We're a Public Benefit Corporation (PBC) now. Please find us at our new domains:
W: nepalteacollective.com E: nish@nepalteacollective.com FB & IG: @nepalteacollective | Twitter: @nepalteacltv

I will still be receiving emails at nbanskota@nepalteallc.com



Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

...

Do you know
where your tea
comes from ?

PDF Nepal Tea Collectiv...



nepalteacollective ...

nepalteacollective The future of Nepal Tea Collective is to grow, not alone but with you!

Help us change the tea industry, empower the people and fight the climate change. Not as mere supporters from the by stands but as co-owners and partners.

Let us be accountable not just to our words but to this world we call home. Support our wefunder, invest in us!

Invest in Nepal Tea Collective now!

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Edited · 10w



nepalteacollective #investing #investor #investment #sustainableliving #sustainable #ecofriendly #environment #eco #gogreen #climatechange #ethical #savetheplanet #farming #farmlife #agriculture #farm #farmers #onlineevent #whenetwork #freeevent #atimetoconnect #virtualevents #zoom #virtual #onlinevent













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Nishchal Banskota

Founder at Nepal Tea Collective | Social Advocate

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Nishchal Banskota • You
Founder at Nepal Tea Collective | Social Advocate
2mo •

After six years of introducing and shaping the Nepali teas in the global market, Nepal Tea Collective is now opening its doors and welcoming you as co-owners!

During our journey of existing, learning, and growing, we've found numerous supporters who have made our goal theirs. Starting today via Wefunder's equity crowdfunding, our oldest and strongest supporters have the chance to not just be bystanders but join us as OWNERS of Nepal Tea Collective and walk with us to fulfill our goals.

Please help us spread the word and reach people whose vision might align with ours.

If you need more information, please do not hesitate to reach out.

Cheers!

#investing #investor #investment #sustainableliving #sustainable #ecofriendly #environment #eco #gogreen #climatechange #ethical #savetheplanet #farming #farmlife #agriculture #farm #farmers #onlineevent #whenetwork #freeevent #atimetoconnect #virtualevents #zoom #virtual #onlinevent #crowdfunding #virtualexperience #liveevent #virtualfundraiser

Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Brewing for a change
Tea is not just a beverage for us, its the catalyst for social change

Invest in Nepal Tea Collective: Teas from Nepal that transform the 150-year-old tea industry.

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Nepal Tea Collective
Published by Later · May 1 ·
The future of Nepal Tea Collective is to grow, not alone but with you!
Help us change the tea industry, empower the people and fight the climate change. Not as mere supporters from the by stands but as co-owners and partners.
Let us be accountable not just to our words but to this world we call home. Support our wefunder, invest in us!
Invest in Nepal Tea Collective now!
https://wefunder.com/nepalteacollective
Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
#investing #investor #investment
#sustainableliving #sustainable #ecofriendly #environment #eco #gogreen
#climatechange #ethical #savetheplanet
#farming #farmlife #agriculture #farm #farmers
#onlineevent #whenetwork #freeevent #atimetoconnect #virtualevents #zoom
#virtual #onlinevent
#virtualexperience #liveevent #virtualfundraiser

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Nepal Tea Collective
Published by Later · April 30 ·
After six years of introducing and shaping the Nepali teas in the global market, Nepal Tea Collective is opening its doors and welcoming you as co-owners! We're launching a Wefunder campaign and we're inviting you first because your support and love means the world to us!
Join us in this new venture! Read about our plans:
https://wefunder.com/nepalteacollective
#invest #investing #trading #forsale #investments
#raisingcapital #equitycrowdfunding #seedround #liquorindustry
#tealover #teatime #instatea #teaaddict #tealovers #tealife #herbaltea #teacup
#greentea #blacktea #tealove #insteagram #cupoftea #ilovetea #drinktea
#puerhtea #freshtea #sencha #looseleaf #crafttea
Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?



VOUCH FOR JOHN

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We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

